FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2012 No. 8

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 21, 2012, the Registrant filed a prospectus supplement with the Israel Securities Authority and the Tel Aviv Stock Exchange relating to the underwritten offering to the public in Israel of units consisting of convertible debentures and warrants.  An English summary of the prospectus is attached hereto.   The prospectus, as attached hereto, excludes the Hebrew language portions, including additional information regarding the offering and securities being offered.  Summary information regarding the offering and the securities being offered is included in the Registrant’s press release included in a Report on Form 6-K filed by the Registrant earlier today.

The securities offering being made pursuant to the Israeli prospectus is being made in Israel to residents of Israel only.  The securities being offered have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption.

This Form 6-K is being incorporated by reference into all effective Registration Statements filed by the Registrant under the Securities Act of 1933.

  Exhibit 99.1    Summary of Israeli prospectus supplement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 21, 2012	By:	/s/ Nati Somekh Gilboa
Nati Somekh Gilboa
Corporate Secretary